Exhibit 21.1

LIST OF SUBSIDIARIES OF G-INFRA LP

(As of September 25, 2026)

Entity Name	Jurisdiction
G-INFRA AM Private Investments LP	Delaware
G-INFRA XIG Investments Ltd	Cayman Islands
G-INFRA Liquidity Investments LP	Cayman Islands